UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.   20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. __)*

                  Great Southern Bancorp, Inc.
             ---------------------------------------
                        (Name of Issuer)

             Common Stock Par Value $0.01 Per Share
            -----------------------------------------
                 (Title of Class of Securities)

                            390905107
                      --------------------
                         (CUSIP Number)

                      Earl A. Steinert, Jr.
                        1736 E. Sunshine
                     Springfield, MO  65804
                          417-883-6590
-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        November 11, 1994
    -------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Earl A. Steinert  Jr.    ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS *
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

                 |7  SOLE VOTING POWER
                 |       391,500
NUMBER OF        |
SHARES           |8  SHARED VOTING POWER
BENEFICIALLY     |        69,000
OWNED BY         |
EACH             |9  SOLE DISPOSITIVE POWER
REPORTING        |       391,500
PERSON           |
WITH             |10 SHARED DISPOSITIVE POWER
                 |        69,000
                 |
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      460,500. Beneficial ownership is disclaimed as to the 54,000 shares held by Earl A. Steinert Jr. Trustee of the Earl A Steinert Trust II. Beneficial ownership is also disclaimed as to the 15,000 shares held by Dorothy E. Steinert, Earl A Steinert & Barbara L. Stole, Joint Tenants.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES *                                                   / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.51%

14 TYPE OF REPORTING PERSON *

      IN

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 3 of 5 Pages

Item 1  SECURITY AND ISSUER

Common Stock, par value $0.01 per share (the "Common Stock")

Great Southern Bancorp, Inc. (the "Issuer")
1451 E. Battlefield
Springfield, MO  65804

Item 2  IDENTITY AND BACKGROUND

(a) Name
      Earl A. Steinert Jr.

(b) Business Address
      1736 E. Sunshine
      Springfield, MO   65804

(c) Principal Occupation
      Practicing Certified Public Accountant and co-owner of
      E&S Investment Enterprises, Inc., owners and operators of 2 Hampton Inns in Springfield, Missouri.

(d) Criminal Convictions
      None.

(e) Civil Judgments Concerning Violations of State or Federal
    Securities Laws
      None.

(f) Citizenship
      Citizen of the United States of America.


Item 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Earl A. Steinert Jr. acquired all shares of the Company Stock directly from the Issuer in the Issuer's Initial Public Offering.
The stock was paid for with personal funds of $337,250 and a loan from Commerce Bank for $250,000.

The Earl A. Steinert Trust II acquired some shares of the Common
Stock directly from the Issuer in the Issuer's Initial Public
Offering and some shares in the open market. All stock was paid for with trust funds.

Dorothy E. Steinert, Earl A. Steinert and Barbara Lee Stole,
Joint Tenants, acquired all shares in the open market. All stock was paid for with personal funds.

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 4 of 5 Pages

Item 4  PURPOSE OF TRANSACTION

All shares were acquired for investment purposes.

(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.
(g) Not applicable.
(h) Not applicable.
(i) Not applicable.
(j) Not applicable.


Item 5  INTEREST IN SECURITIES OF ISSUER

(i) Aggregate number of shares of Common Stock beneficially owned: 460,500

(ii) Percent of class: 5.51% (computed based on outstanding shares of 8,357,492 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 1996).

(iii)  Number of shares of Common Stock as to which such person has:
    (A) Sole voting power:  391,500
    (B) Shared voting power:  69,000.  Beneficial ownership is disclaimed as to these 69,000 shares.
    (C) Sole Dispositive Power:  391,500
    (D) Shared Dispositive Power: 69,000. Beneficial ownership is disclaimed as to these 69,000 shares.

(iv) No recent transactions. Ownership percentage increased above the 5% level as a result of treasury stock transactions by the Issuer.


Item 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF ISSUER.

Mr. Steinert is the Trustee of the Earl A. Steinert Trust II


Item 7  MATERIAL TO BE FILED AS EXHIBITS

None.

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 5 of 5 Pages


                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated November 25, 1996          /S/ Earl A. Steinert Jr.
                                -------------------------